                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE TO

                                 (Rule 14d-100)

       TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                        Coeur d'Alene Mines Corporation
         (Name of Subject Company (issuer) and Filing Person (offeror))

                6% Convertible Subordinated Debentures due 2002
                         (Title of Class of Securities)

                                   192108AB4
                     (CUSIP Number of Class of Securities)


                            Dennis E. Wheeler, Esq.
                        Chairman of the Board, President
                          and Chief Executive Officer
                        Coeur d'Alene Mines Corporation
                         505 Front Avenue, P.O. Box "I"
                          Coeur d'Alene, Idaho  83814
                                 (208) 667-3511

                              --------------------

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Filing Person(s))


                                    COPY TO:
                             Walter Freedman, Esq.
                        Freedman, Levy, Kroll & Simonds
                   1050 Connecticut Avenue, N.W. (Suite 825)
                             Washington, D.C. 20036
                                 (202) 457-5101

                           CALCULATION OF FILING FEE

           Transaction Valuation*                   Amount of Filing Fee
                  $20,016,000                           $4,003.20

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*        For the purpose of calculating the filing fee only, this amount is based on the purchase of $27,800,000 principal amount of 6% Convertible Subordinated Debentures due 2002 at the maximum tender offer price of $720 per $1,000 principal amount of such Debentures.

{_} Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:    Not applicable.       Filing party:   Not applicable.
Form or Registration No.:  Not applicable.       Date Filed:     Not applicable.

{_}      Check box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

{_} third-party tender offer                    {_} going private transaction
   subject to Rule 14d-1                            subject to Rule 13e-3

{X} issuer tender offer                         {_} amendment to Schedule 13D
  subject to Rule 13e-4                             under Rule 13d-2


Check the following box if the filing is a final amendment reporting the results of the tender offer {_}

         This Tender Offer Statement on Schedule TO relates to the offer by Coeur d'Alene Mines Corporation, an Idaho corporation, (the "Company") to purchase up to $27,800,000 principal amount of its 6% Convertible Subordinated Debentures due 2002 (the "Debentures"), or such lesser amount of Debentures as are properly tendered and not properly withdrawn, at a price not greater than $720 nor less than $640 per $1,000 principal amount of Debentures, plus accrued and unpaid interest from June 10, 1999 up to, but not including, the date of payment. The Company's offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 9, 2000, and in the applicable Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the "Offer." The Company is not obligated to purchase any Debentures if less than a minimum of $10,000,000 principal amount of Debentures are tendered. However, it reserves the right to purchase less than the $10,000,000 minimum principal amount if it chooses to do so. This Tender Offer Statement on Schedule TO is intended to satisfy the filing requirements of Rule 13e-4c(2) under the Securities Exchange Act of 1934, as amended.

         The information in the Offer to Purchase and the related Letters of Transmittal, copies of which are filed with this Schedule TO as Exhibits(a)(1)(i) and Exhibits (a)(1)(ii)(A) and (a)(1)(ii)(B) hereto, respectively, is incorporated herein by reference in answer to Items 1 through 11 in this Tender Offer Statement on Schedule TO.
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ITEM 12. EXHIBITS.


  (a)(1)(i)               Offer to Purchase.

  (a)(1)(ii)(A)           Letter of Transmittal for Registered Debentures.

  (a)(1)(ii)(B)           Letter of Transmittal for Bearer Debentures.

  (a)(1)(iii)             Notice of Guaranteed Delivery.

  (a)(1)(iv) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

  (a)(2)                  Not applicable.

  (a)(3)                  Not applicable.

  (a)(4)                  Not applicable.

  (a)(5)(i) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

  (a)(5)(ii) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

  (a)(5)(iii)             Summary Advertisement dated May 9, 2000.

  (a)(5)(iv)              Press Release dated May 9, 2000.

  (a)(5)(v)               Letter to Debenture holders from Dennis E. Wheeler,
                           Chairman, President and Chief Executive Officer of the Company, dated May 9, 2000.

  (b)                     Not applicable.

  (d)                     Not applicable.

  (g)                     Not applicable.

  (h)                     Not applicable.
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                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:   May 9, 2000        COEUR D'ALENE MINES CORPORATION


                            By:  Dennis E. Wheeler
                                 --------------------------------------
                                 Name:   Dennis E. Wheeler
                                 Title:  Chairman of the Board,
                                         President and Chief Executive Officer

                                 EXHIBIT INDEX


EXHIBIT NUMBER                        DESCRIPTION

  (a)(1)(i)               Offer to Purchase.

  (a)(1)(ii)(A)           Letter of Transmittal for Registered Debentures.

  (a)(1)(ii)(B)           Letter of Transmittal for Bearer Debentures.

  (a)(1)(iii)             Notice of Guaranteed Delivery.

  (a)(1)(iv) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

  (a)(2)                  Not applicable.

  (a)(3)                  Not applicable.

  (a)(4)                  Not applicable.

  (a)(5)(i) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

  (a)(5)(ii) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

  (a)(5)(iii)             Summary Advertisement dated May 9, 2000.

  (a)(5)(iv)              Press Release dated May 9, 2000.
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  (a)(5)(v)               Letter to shareholders from Dennis E. Wheeler,
                          Chairman and Chief Executive Officer of the Company, dated May 9, 2000.

  (b)                     Not applicable.

  (d)                     Not applicable.

  (g)                     Not applicable.

  (h)                     Not applicable.